Goodwin Procter LLP 620 8th Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

June 26, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom

Katherine Bagley

Tony Watson

Donna Di Silvio

Re:	Phreesia, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted June 17, 2019

CIK No. 0001412408

Ladies and Gentlemen:

This letter is submitted on behalf of Phreesia, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, confidentially submitted on June 17, 2019 (“DRS Amendment No. 2”), as set forth in the Staff’s letter dated June 21, 2019 addressed to the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to DRS Amendment No. 2, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter Amendment No. 1 (marked to show changes from DRS Amendment No. 2).

United States Securities and Exchange Commission

June 26, 2019

Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 17, 2019

Prospectus Summary

Overview, page 1

1.

We note your disclosure that you conducted an analysis of client advertising campaigns conducted by Crossix and another data analytics company, which you commissioned. Please file the consents of Crossix and the other data analytics company as exhibits to your registration statement, or provide us with your analysis as to why you do not believe you are required to do so. Refer to Rule 436 under the Securities Act..

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 6, 101 and 105 of Amendment No. 1 to indicate that the statement is management’s belief.

Capitalization, page 66

2.

The amount of shares outstanding as of April 30, 2019 does not agree to the amounts stated in the interim financial statements for the period ended April 30, 2019. Please advise or revise. This comment also applies to the second paragraph on page 66 under Dilution.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 13, 64 and 66 of Amendment No. 1.

Dilution, page 116

3.

Please show us how you calculated your net tangible book value (deficit) as of April 30, 2019 of $(225.70) million. Please specifically tell us whether you included deferred offering costs and deferred financing costs in your net tangible book value, and if so, why you believe your treatment is appropriate.

Response: In response to the Staff’s comment, the Company confirms that it previously included deferred offering costs and deferred financing costs in net tangible book value and has now revised the calculation of net tangible book value (deficit) on pages 66 and 67 of Amendment No. 1 to exclude deferred offering costs and deferred financing costs.

Client Case Studies, page 116

4.

You present case studies of customers that have utilized your Platform. Please confirm that the customers have consented to these statements and to their case studies being used in your registration statement.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the customers have consented to these statements and to their case studies being used in the Company’s registration statement.

United States Securities and Exchange Commission

June 26, 2019

Note 6 Debt, page F-51

5.	Please show us how you accounted for and recorded the 330,220 warrants issued with the new loan agreement. Refer to ASC 470-20-25.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-52 of Amendment No. 1.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (212) 813–8853.

Sincerely,

/s/ Edwin M. O’Connor, Esq.
Edwin M. O’Connor, Esq.

Cc:	Chaim Indig, Phreesia, Inc.

Thomas Altier, Phreesia, Inc.

Charles Kallenbach, Phreesia, Inc.

John J. Egan, Goodwin Procter LLP

Andrew R. Pusar, Goodwin Procter LLP

Stelios G. Saffos, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP

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